Exhibit 5

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined in the statement on Schedule 13D described below) of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of The Container Store Group, Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing.  This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 18th day of November, 2013.

By:	/s/ WILLIAM A. TINDELL, III
Name: William A. “Kip” Tindell, III

By:	/s/ SHARON TINDELL
Name: Sharon Tindell

By:	/s/ MELISSA REIFF
Name: Melissa Reiff